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Exhibit 7

Legrand SA
Ratio of Earnings to Fixed Charges
French GAAP

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(€ in millons)
Earnings	193.00	204.00	235.00	176.00	186.00
Minority interest	2.00	2.00	2.00	2.00	2.00
Provision for income taxes	99.00	104.00	106.00	56.00	51.00
Income/loss from equity method investees	(7.00)	(1.00)	(4.00)	(3.00)	(3.00)
Interest capitalized	0.00	0.00	(1.00)	(2.00)	(2.00)
Fixed charges	107.20	101.00	155.00	189.00	161.00
Dividends from equity method investees	2.00	3.00	4.00	2.00	2.00

Adjusted "Earnings"	396.20	413.00	497.00	420.00	397.00

Fixed Charges:
Interest costs	80.00	74.00	122.00	148.00	121.00
Discount expenses	24.00	25.80	28.00	38.00	36.00
Interest on rentals	3.20	4.00	4.00	4.10	4.00

Total fixed charges	107.20	103.80	154.00	190.10	161.00

Ratio of earnings to fixed charges	3.69	3.98	3.23	2.21	2.47

Legrand SA
Ratio of Earnings to Fixed Charges
US GAAP

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(€ in millons)
Earnings	193.00	204.00	235.00	144.00	213.00
Minority interest	2.00	2.00	2.00	2.00	2.00
Provision for income taxes	99.00	108.30	111.10	55.30	82.00
Income/loss from equity method investees	(7.00)	(1.00)	(4.00)	(3.00)	(4.00)
Interest capitalized	0.00	0.00	(1.00)	(2.00)	(2.00)
Fixed charges	83.20	78.00	126.00	152.00	125.00
Dividends from equity method investees	2.00	3.00	4.00	2.00	2.00

Adjusted "Earnings"	372.20	394.30	473.10	350.30	418.00

Fixed Charges:
Interest costs	80.00	74.00	122.00	148.00	121.00
Interest on rentals	3.20	4.00	4.00	4.10	4.00

Total fixed charges	83.20	78.00	126.00	152.10	125.00

Ratio of earnings to fixed charges	4.47	5.06	3.75	2.37	3.34

QuickLinks

  Exhibit 7
Legrand SA Ratio of Earnings to Fixed Charges French GAAP
Legrand SA Ratio of Earnings to Fixed Charges US GAAP